UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

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Commission File Number: 001-35145

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Link Motion Inc.

No. 4 Building

11 Heping Li East Street

Dongcheng District

Beijing 100013

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Changes in Registrant’s Certifying Accountant

On January 7, 2019, Marcum Bernstein & Pinchuk LLP (“MBP”) notified Link Motion Inc. (the “Company”) that it will resign as the Company’s independent registered public accounting firm, effective immediately. MBP did not issue reports on the consolidated financial statements of the Company as of and for the years ended December 31, 2017 or 2018.

In its resignation letter, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein, MBP informed the Company of the following:

1.	A previously disclosed error regarding the classification of RMB512 million of its term deposits (“Term Deposits”) that should have been classified as restricted in the Company’s audited financial statements as of and for the year ended December 31, 2016;

2.	As previously disclosed, certain agreements related to the Term Deposits, such as a joint custodian agreement, pledge agreement and the related personal bank loan agreements for Dr. Vincent Wenyong Shi (“Dr. Shi”), the Chief Operating Officer and Chairman of Board of Directors of the Company, should have been disclosed;

3.	The Company informed MBP that it identified certain matters, that if further investigated, might impact the Company’s audited financial statements as of and for the years ended December 31, 2017 and/or 2016;

4.	As disclosed in the Company’s Form 6-K filed on September 10, 2018, a special committee of independent directors of the Company’s board of directors announced findings related to its investigation of allegations raised by the former Chairman and Chief Executive Officer (the “Former CEO”) of the Company related to internal governance matters raised in connection with an investigation into the Former CEO’s resignation and replacement. MBP also received emails containing further allegations directly from the Former CEO.

MBP stated that the Company has not provided the information and documentation that MBP requires to determine whether an investigation of adequate scope has been performed and completed related to aforementioned issues, as well as the impact of the results of the investigation on MBP’s work and on the Company’s financial statements as of and for the years ended December 31, 2016 and 2017. In addition, MBP stated that these matters raised questions relating to its ability to rely on the representations of management.

MBP confirmed its previous advice that its opinion, dated April 25, 2017, on the Company’s financial statements as of and for the year ended December 31, 2016 should no longer be relied upon.

The Company has provided MBP with a copy of the disclosures it is making in this Current Report on Form 6-K and requested from MBP a letter addressed to the Securities and Exchange Commission indicating whether it agrees with such disclosures. A copy of MBP’s letter, dated January 9, 2019, is attached as Exhibit 99.2.

The Company has not yet engaged a new independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Link Motion Inc.

By:	/s/ Vincent Wenyong Shi
Name:	Vincent Wenyong Shi
Title:	Chairman and Chief Operating Officer

Date: January 9, 2019

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1 Exhibit 99.2	Resignation letter from Marcum Bernstein & Pinchuk LLP Letter from Marcum Bernstein & Pinchuk LLP